09057627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB* 3/3

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloomberg Tradebook, LLC

SEC Mail Processing Section

FEB 26 2009

Washington, DC 103

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 LEXINGTON AVENUE (No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HELEN MELADA 212-583-6000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP

(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK, (City) NY (State) 10006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HELEN MELADA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOOMBERG TRADEBOOK LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC S. SCHWARTZMAN
Notary Public, State of New York
No. 31-5082837
Qualified in New York County
Commission Expires July 28, 2009

Helen Melada
Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC

Statement of Financial Condition

As of December 31, 2008

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Bloomberg Tradebook LLC:

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Bloomberg Tradebook LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

PricewaterhouseCoopers LLP

February 23, 2009

BLOOMBERG TRADEBOOK LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents	$95,291,786
Cash segregated under federal and other regulations	12,533,424
Receivable from brokers and dealers, net of allowance of $709,383	10,705,864
Receivable from affiliates	6,186,874
Securities owned, at fair value	5,073,670
Deferred tax assets	488,255
Other assets	486,647
TOTAL ASSETS	$130,766,520
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Deferred soft dollars payable	$10,789,550
Accounts payable and accrued expenses	5,063,773
Securities sold, not yet purchased, at fair value	33,025
Payable to affiliates	7,855,111
Deferred compensation	8,929,591
TOTAL LIABILITIES	32,671,050
Contingencies and guarantees (Note 8)	
MEMBERS' EQUITY	98,095,470
TOTAL LIABILITIES AND MEMBERS' EQUITY	$130,766,520

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg" or "Partnership"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was formed to provide customers of the Bloomberg Financial Information Network ("BLOOMBERG PROFESSIONAL"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System") for multiple asset classes. The Tradebook System currently processes equities, futures and options securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant estimates in the financial statement are the allowance for doubtful accounts, deferred taxes and the fair value of securities owned and securities sold, not yet purchased.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions.

Securities Owned at Fair Value

All "securities owned at fair value" and "securities sold, not yet purchased, at fair value" are reflected in the Statement of Financial Condition at fair value on a trade date basis.

Deferred Soft Dollars Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer. These amounts are typically disbursed within the Company's normal operating cycle.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

3. FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, *Fair Value Measurements* ("SFAS 157") and FSP SFAS No. 157-2, *Effective Date of FASB Statement 157* ("FSP SFAS 157-2"). SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. FSP SFAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The initial adoption of SFAS 157 did not have an impact on the results of the Company.

3. FAIR VALUE MEASUREMENT (continued)

In accordance with SFAS 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for identical or similar assets or liabilities in active or non-active markets (examples include corporate and municipal bonds, which trade infrequently); and

b) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate swaps and forward currency contracts).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include valuations based on internally generated data).

As required by SFAS 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

3. FAIR VALUE MEASUREMENT (continued)

To determine the fair values, the Company uses the market approach which uses observable prices and other relevant information generated by market transactions for identical securities held by the Company or comparable publicly traded securities with similar characteristics.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	(Level 1)	(Level 2)	(Level 3)	Total
Assets				
Securities:				
U.S. government*	$ 4,993,392	$ -	$ -	$ 4,993,392
Equities	80,278	-	-	80,278
Total assets	$ 5,073,670	$ -	$ -	$ 5,073,670
Liabilities:				
Equities	$ 33,025	$ -	$ -	$ 33,025
Total liabilities	$ 33,025	$ -	$ -	$ 33,025

**The U.S. government security owned is held on deposit at one of the Company's clearing brokers.*

The Company maintains an ownership interest in a certain company in the form of 8,225 shares of common stock purchased at a cost of $2,250,000. The investment is a Level 3 asset. During 2008, the Company determined that the investment had been fully impaired.

4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2008, cash of $12,533,424 is segregated in a special reserve bank account similar to those accounts established under a Securities Exchange Act Rule 15c3-3 (k)(2)(i) exemption and represent funds accruing to customers as a result of "soft dollar" transactions.

5. DEFERRED COMPENSATION

The Company provides deferred compensation to certain employees in the form of certificates issued in a grant letter. Pursuant to the grant letter each certificate issued is valued at the greater of $30.30 or the increase in the Partnership's terminal installations (for which customers are being charged at least $700 per month) over a one-year valuation period, multiplied by $0.0303 plus an amount based on non-terminal revenues during the valuation period. The value of the grant is increased by an amount equal to simple interest at a 10% annual rate calculated from the end of the valuation period through the month preceding the month in which vesting occurs.

An employee's rights vest under this plan one month succeeding the month which is 12 or 24 months from the issuance date. Actual consideration for the value of the grant is due on the day the employee's rights vest under this plan. Although consideration on all grants may be made in either cash or Partnership units, the Company has historically settled the liabilities in cash. The grants are non-assignable, and all rights granted to the employee are forfeitable if the employee does not remain employed from the date of the agreement through, and including, the vesting date.

In determining the compensation cost to be recognized over the vesting period, the Company estimates at each reporting date the forecasted value of the grant awards. The forecasted value is amortized over the vesting or service period of each grant.

6. UNINCORPORATED BUSINESS TAX

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members. The Company is required to pay New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred tax assets:	
Deferred compensation	$ 357,184
Unrealized loss on investment	90,005
Allowance for doubtful accounts	28,375
Unrealized foreign currency loss	12,691
Total	$ 488,255

In January 2008, the Company adopted the Financial Accounting Standards Board's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertain tax positions. This interpretation requires companies to recognize in their financial statements the impact of a tax position if that position is more likely than not of being sustained in an audit, based on the technical merits of the position. The Company has determined that there is no material impact due to FIN 48 and maintains no provision for uncertain income tax positions on its financial statement as of December 31, 2008.

7. RELATED PARTY TRANSACTIONS

Bloomberg licenses the use of the BLOOMBERG PROFESSIONAL to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the Company must pay Bloomberg a license fee equal to 45% of the Company's Net Operating Income (as defined in the licenses and services agreement), but only to the extent that Tradebook has current Net Operating Income and such fee does not reduce the Company's net capital below the minimum net capital required by the FINRA.

In addition, the Company must pay Bloomberg a terminal rebate fee, equal to discounts received by customers on Bloomberg products. The Company must also reimburse Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2008, $7,051,423 is due to Bloomberg, which is included in "payable to affiliates" in the Statement of Financial Condition.

The Company also receives marketing services from certain Bloomberg subsidiaries. Pursuant to the service agreements, the Company must pay each affiliate a fee for such services, equal to the product of .50 times 110% of the operating costs. Other affiliates pay the remaining portion of the expenses reimbursement.

At December 31, 2008, $302,165 related to these service agreements is due and included in "payable to affiliates" in the Statement of Financial condition. In addition, the Company must be reimbursed for any excess fees provided to such affiliates. At December 31, 2008, $188,562 related to the service agreements is due and included in "receivable from affiliates" in the Statement of Financial Condition.

The Company receives executing and clearing services from an affiliate broker-dealer. As part of the arrangement, the affiliate collects commissions on behalf of the Company on settled trades. At December 31, 2008, $5,976,378 of commissions, net of expenses, is due to the Company and included in "receivable from affiliates" in the Statement of Financial Condition.

The Company also provides executing and clearing services to another affiliate broker-dealer. As part of the arrangement, the Company collects commissions on behalf of the affiliate. At December 31, 2008, $501,524 of commissions, net of expenses, is due to the affiliate and included in "payable to affiliates" in the Statement of Financial Condition.

Due to the above related party transactions, the financial position of the Company may differ from that which may have been achieved had the Company operated autonomously or as an entity independent of Bloomberg and its affiliates.

8. CONTINGENCIES AND GUARANTEES

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure for Guarantees," requires the Company to disclose information about its obligations under certain guarantee arrangements.

Indemnifications

In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the BLOOMBERG PROFESSIONAL service or approved computer-to-computer interfaces that are executed, cleared and settled by the clearing brokers. These transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to certain clearing agreements, the Company may be required to reimburse its clearing agents, without limit, for any losses due to any counterparty's failure to satisfy is contractual obligations. However, the transactions are collaterized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. There was no liability recorded at December 31, 2008 for customer non performance.

In addition, the Company has the right to pursue collection or performance from its customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all customers with which it conducts business.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the BLOOMBERG PROFESSIONAL in the event of errors in transmission and/or processing caused by the BLOOMBERG PROFESSIONAL. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

8. CONTINGENCIES AND GUARANTEES (continued)

Guarantees

Pursuant to a clearing service agreement, the Company has issued a guarantee in favor of a third-party service provider for the prompt payment and settlement of security transactions processed by an affiliate. The amount of the guarantee is limited to an amount by which $150,000,000 exceeds the tangible net worth of that affiliate as of the date of enforcement. However, the transactions are collaterized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there are no amounts to be indemnified to the guaranteed party at December 31, 2008.

9. DISTRIBUTIONS

The Company recognizes distributions when declared. During the year ended December 31, 2008, the Company has not declared nor distributed any dividends. All distributions when made are in proportion to the members' equity. In the first half of 2009, the Company anticipates that a distribution will be declared and distributed to members in the amount of approximately $25,000,000.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, which requires that the maintenance of net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $83,159,262 and its net capital requirement was $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities. The Company also claims exemption from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i), because it maintains a special reserve account for the benefit of customers.

BLOOMBERG TRADEBOOK LLC

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Members' Equity	$98,095,470
Deductions:	
Non-allowable assets:	
Receivable from brokers and dealers, greater than 30 days	7,774,432
Receivable from affiliates	6,186,874
Deferred tax assets	488,255
Other assets	486,647
NET CAPITAL BEFORE HAIRCUTS	83,159,262
Haircuts on Securities:	
U.S. government	24,967
Stocks and warrants	13,985
TOTAL HAIRCUTS	38,952
NET CAPITAL	$83,120,310
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of $250,000 or 2% aggregate debits arising from customer transactions)	$250,000
EXCESS NET CAPITAL	$82,870,310

There are no material differences between this computation of Net Capital and the corresponding computation prepared by the Company for inclusion in its January 27, 2009 unaudited PART II FOCUS Report as of as of December 31, 2008.

BLOOMBERG TRADEBOOK LLC

SUPPLEMENTAL SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.